FOSTER'S GROUP

[redacted]

09045839

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Donna Watt appointed to Key Transformation Role"

Released: 9 April 2009

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

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FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

FOSTER'S GROUP

9 April 2009

DONNA WATT APPOINTED TO KEY TRANSFORMATION ROLE

Foster's Group Limited (Foster's) today announced the appointment of Donna Watt to a newly created senior leadership role of Transformation Director, effective 14 April 2009.

Donna brings to Foster's over 16 years experience as program director for large scale transformation programs on behalf of major Australian and International organisations.

"We have a significant change agenda before us and I am delighted to appoint Donna to this pivotal transformation role", Chief Executive Officer Ian Johnston said.

A brief biography is attached.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

Enjoy Responsibly

Donna Watt
Transformation Director

Biography

Donna has over 16 years experience as a Program Director for KPMG, leading and advising on a number of large transformation programs including mergers, acquisitions and divestments across a range of industries. This experience included projects within the manufacturing, logistics, resources, energy and information technology sectors.

At KPMG, she was Program Director for:

- a $9bn utility demerger, that achieved separation within four months
- the integration of a ($0.5bn) hostile takeover for a third party logistics provider
- the demerger of the transport and logistics function for a large global resources company
- the transformation program for a large third party logistics provider
- the $1bn acquisition of a gas business by a large listed utility
- the $0.75bn integration for a large global paper manufacturer
- several State Government infrastructure reforms during the due diligence and integration phases.

Her experience also includes:

- Merger advisory to Australia's largest mining and resources company
- Supply chain strategy development and implementation for one of Australia's largest steel companies
- Operational and business process review for a large Asia Pacific steel business
- Operational review and implementation of a turnaround project for a large global paper manufacturer
- Cost optimisation for a global FMCG business.